UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

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Other Information

Graphex Group Limited (OTC Expert Market) | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”) and American Depository Shares (“ADSs”) that are traded on the OTC Expert Market.

Under the Rules Governing the Listing of Securities on the HKSE (“Listing Rules”), we published an announcement (“Announcement”) that, among other matters, summarized the Board of Director’s proposal to change the domicile of the Company from the Cayman Islands to Hong Kong and the adoption of New Articles of Association.

A Change of Domicile and the Adoption of the New Articles of Association are subject to the approval of our Shareholders. After consideration of the relevant legal procedures and consideration of the laws of the Cayman Islands and the Laws of Hong Kong, the Company will make further announcement(s) to inform our shareholders and potential investors when there is a more solid development based on the actual progress of such regulatory consultations and more accurate details are available. When materialised, the Company will convene a shareholder meeting to consider and approve, among others, the Change of Domicile and the incidental matters, including but not limited to the Adoption of the New Articles of Association.

The information provided in this Report described above is not complete and subject to the terms and provisions set forth in the Announcement (and the description herein are qualified in their entirety by reference to the Announcement). The information in this Report is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to purchase any securities of Graphex Group Limited, including but not limited to its American Depositary Shares.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: May 5, 2026

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Announcement regarding Proposed Change of Domicile dated 4 May 2026

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